ISONICS CORPORATION

5906 McIntyre Street

Golden, Colorado 80403

November 15, 2006

via EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:	Registration Statement on Form S-3
Commission File No. 333-134816 (the “Registration Statement”)
Withdrawal of Prior Request for Acceleration of Effectiveness
Request for Acceleration

Ladies and Gentlemen:

Please accept this acceleration request as a request to withdraw our acceleration request dated November 14, 2006, previously filed with the Commission.

In addition, please accept this as our AMENDED Request for Acceleration of Effectiveness.  In submitting this request for acceleration of effectiveness, we confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the registration statement.  We acknowledge that:

•                                          Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•                                          The action of the Commission or the staff, acting by delegated authority, in declaring the registration statement effective does not relieve Isonics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          Isonics may not assert the Commission’s comments and the declaration of the registration statement effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement on Form S-3 referred to above be accelerated so that it will be declared effective at 11:00 a.m., Eastern time, or as soon as practicable thereafter, on Monday, November 20, 2006.

We ask that you advise Herrick K. Lidstone, Jr., Esq. at 303-796-2626 upon the Registration Statement becoming effective.  Please leave a voice mail message if you are unable to speak with Mr. Lidstone personally.

Respectfully submitted

ISONICS CORPORATION

John Sakys, Vice President and CFO

Cc:	Matt Franker, SEC
(via fax: 202-772-9368 or 9639)
(tel: 202-551-3749)